

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 7, 2016

Via E-mail
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202

> **Re:** **CoreSite Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-34877**

Dear Mr. Finnin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities